Exhibit 99.3

Press Release

AC Immune Reports Second Quarter 2018 Financial Results
and Corporate Update

▪	New total cash position of approximately CHF 210 million that is expected to extend cash runway to Q3 2021, excluding potential incoming milestones

▪	Financial position strengthened after Q2 close due to issuance of new shares, raising gross proceeds of USD 117.5 million

▪	Crenezumab: Phase 3 trial CREAD 2 fully recruited in July 2018; new Phase 2 data analysis provides strong evidence for principal target engagement of Abeta oligomers

▪	Selection of small molecules targeting Tau (Tau MorphomersTM) for clinical development in Alzheimer’s disease

Lausanne, Switzerland, August 8, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the second quarter and first half ended June 30, 2018.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “During the second quarter we announced the selection of small molecules targeting pathological Tau for clinical development in Alzheimer’s disease. Tau MorphomersTM inhibit intracellular Tau seeding and provide a strong basis for combination therapy.

Furthermore, we are excited about recent news around crenezumab communicated in July. Not only has CREAD 2 been fully recruited ahead of schedule in July 2018 (CREAD1 completed recruitment in Q4 2017), but also a new exploratory Phase 2 data analysis presented at the AAIC1 2018 showed that crenezumab significantly reduces Abeta oligomers in cerebrospinal fluid in patients with Alzheimer’s disease. We are very encouraged about the potential of crenezumab as a disease-modifying therapy, given its distinct differentiation from other beta-amyloid antibodies in terms of target specificity and safety.

In July we also successfully executed a share capital increase of 10 million common shares resulting in gross proceeds of USD 117.5 million, with strong support from existing and new investors.”

1 Alzheimer’s Association International Conference, Chicago, July 22 - 26, 2018

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Key Financial Data – Unaudited (CHF million)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(in CHF million except per share data)		(in CHF million except per share data)
Contract revenue	2.0	0.8	3.5	2.8

R&D expenses	(10.5)	(6.8)	(20.6)	(14.3)
G&A expenses	(3.1)	(2.2)	(5.8)	(4.5)

IFRS (Loss) for the period	(11.1)	(12.3)	(22.8)	(21.8)
IFRS EPS – basic and diluted	(0.19)	(0.22)	(0.40)	(0.38)

Non-IFRS (Loss) for the period[1]	(10.8)	(8.2)	(21.6)	(15.9)
Non-IFRS EPS – basic and diluted[1]	(0.19)	(0.14)	(0.38)	(0.28)

[1] Adjusted (Loss) and Adjusted EPS are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information and reconciliation to the most directly comparable IFRS measures.

	As of June 30,	As of December 31,
	2018	2017	Change
	(in CHF million)
Cash and cash equivalents	102.7[2]	124.4	(21.7)
Total shareholder’s equity	95.4	116.8	(21.4)
[2] Excludes the impact from the share capital increase described under the heading “Subsequent events” below.

Second Quarter 2018 Company Highlights

Selection of Tau Small Molecules for Clinical Development in Alzheimer’s disease

AC Immune has one of the largest Tau pipelines in the industry comprising antibodies, vaccines, small molecules and tau PET imaging ligands. Several Tau small molecule candidates, derived from AC Immune’s proprietary MorphomerTM platform and designed to cross the blood brain barrier, have demonstrated target-specific reduction of pathological Tau and cognitive and functional improvement in proof-of-concept studies in Alzheimer’s disease. IND/CTA enabling studies have started and a Phase 1 study will commence by the end of 2018.

Second Quarter 2018 Financial Highlights

Revenues

Our revenues fluctuate as a result of our collaborations with current and potentially new partners, the timing of milestone achievements, and the size of each milestone payment. AC Immune generated revenues of CHF 2.0 million in the three months ended June 30, 2018, an increase of CHF 1.3 million over the comparable period in 2017. The major increases in contract revenues related to CHF 0.5 million for research and development services performed for the anti-pTau Vaccine (ACI-35) together with Janssen, CHF°0.2°million related to the TDP-43 PET Imaging Tracers Biogen collaboration and

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

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CHF 0.2 million for research services provided to Essex Bio-Technology. We also recognized CHF 0.1 million in grant revenue from the Michael J. Fox Foundation.

We recognized CHF 3.5 million in the six months ended June 30, 2018, a CHF°0.7°million increase over the comparable period in 2017. The increase in contract revenues was principally due to a CHF 0.7 million increase for research and development services performed for the anti-pTau Vaccine (ACI-35) together with Janssen, CHF°0.4 million increase for research services provided to Essex Bio-Technology and CHF 0.3 million increase for research and development revenues from Biogen. This was offset by a non-recurring CHF 1.1 million milestone in Q1 2017 from Piramal.

Research & Development (R&D) Expenses

For the three months ended June 30, 2018, AC Immune invested CHF 10.5 million in research and development, compared with CHF 6.8 million for the same period in 2017. The increase in R&D spending is primarily driven by increased investments in various key programs. This includes a CHF 1.7 million increase for our Alzheimer’s disease programs, including a CHF 0.8 million increase for our ACI-24 program in Alzheimer’s disease (AD) to start-up the Phase 2 study and CHF 0.9 million for our anti-pTau Vaccine (ACI-35) program. There was an additional CHF 0.7 million increase for the Tau°Morphomers™ program to prepare the entry into Phase 1 development.

For the six months ended June 30, 2018, AC Immune invested CHF 20.6 million in research and development, compared with CHF 14.3 million for the same period in 2017. The increase in R&D spend is primarily driven by increased investments of CHF°2.5 million in our Alzheimer’s disease programs, specifically a CHF 1.4 million increase for our ACI-24 program in Alzheimer’s disease (AD) to start-up the Phase 2 study. A CHF 1.2 million increase was allocated to our anti-pTau Vaccine (ACI-35) program. Importantly, we increased our investments in our Discovery programs by CHF°2.5 million, driven by a CHF 1.5 million increase for preparing the Phase 1 entry of our lead compounds in the Tau Morphomers™ program. Additionally, there were CHF°0.2 million increases related to our vaccine technology program and CHF°0.4°million for our anti-alpha-Synuclein antibody.

General and Administrative (G&A) Expenses

General and administrative expenses amounted to CHF 3.1 million in the three months ended June 30, 2018, compared with CHF 2.2 million in the same period in 2017. For the six months ended June 30, 2018, and 2017, general and administrative expenses were CHF 5.8 million and CHF 4.5 million, respectively. The increase predominantly relates to increases in personnel expenses.

IFRS Loss for the period

For the three months ended June 30, 2018, the Company had a net loss of CHF 11.1 million compared with net loss of CHF 12.3 million for the same period in 2017. The decrease in net loss for this three month period is attributable to the increase

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

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in our Finance result of CHF 4.5 million and our CHF 1.3 million increase in revenues offset by the CHF 4.6 million increase in R&D and G&A expenses.

For the six months ended June 30, 2018, the Company had a net loss of CHF 22.8 million compared with net loss of CHF 21.8 million for the same period in 2017. The increase in net loss for this six month period is attributable to the increase in our Finance result of CHF 5.8 million and our CHF 0.7 million increase in revenues offset by the CHF 7.5 million increase in R&D and G&A expenses.

Cash position

As of June 30, 2018, AC Immune had total cash of CHF 102.7 million compared to CHF°124.4 million as of December 31, 2017. The decrease of CHF 21.7 million is principally due to the net loss of CHF 22.8 million for the six month period. Net cash flows used in operating activities were CHF 20.5 million, due to the higher investments in our major discovery and development programs, and the continued strengthening of the Company’s infrastructure, systems and organization as a publicly-traded company.

Subsequent events

On July 17, 2018, the Company announced that it commenced three offerings of up to 10 million new common shares of the Company with a nominal value of CHF 0.02 per share. On July 19, 2018, the Company announced the closing of the first subscription rights offering and the underwritten primary offering of its common shares at a price per share of USD 11.75. On July 24, 2018, the Company also announced that the underwriters had exercised in full their option to purchase an additional 1,108,695°shares. This brought the total number of common shares sold by the Company to 8,500,000 shares, resulting in total gross proceeds raised in these two offerings, before underwriting discounts and estimated expenses, to approximately USD°99.9 million.

On July 27, 2018, the Company completed its second subscription rights offering of up to 1,500,000 shares at the same price per share of USD 11.75. At closing on July 31, 2018, the Company issued 1,500,000 additional common shares, resulting in gross proceeds of approximately USD 17.6 million.

At the conclusion of these three offerings, the Company obtained gross proceeds, before underwriting discounts and estimated expenses, of approximately USD°117.5 million, or approximately CHF 116.4 million.

These gross proceeds brought the total cash position to approximately CHF 210 million, which we believe will extend our cash runway until Q3 2021, excluding potential incoming milestones.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Loss and Adjusted Loss per Share when monitoring

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

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and evaluating our operational performance. Adjusted Loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Loss per Share is defined as Adjusted Loss for the relevant period divided by the weighted-average number of shares for such period. The following table reconciles net loss to Adjusted Loss and Adjusted Loss per Share for the periods presented:

Reconciliation of Loss to Adjusted Loss and

Loss Per Share to Adjusted Loss Per Share (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(in CHF millions except per share data)		(in CHF millions except per share data)
Net Income/(Loss)	(11.1)	(12.3)	(22.8)	(21.8)
Adjustments: Non-Cash share-based compensation[1] Foreign currency remeasurement (Gains)/Losses[2]	0.7 (0.4)	0.2 4.0	1.3 (0.2)	0.3 5.6
Adjusted Income (Loss) for the period	(10.8)	(8.2)	(21.6)	(15.9)

EPS – basic and diluted	(0.19)	(0.22)	(0.40)	(0.38)
Adjustment to EPS – basic and diluted	0.00	0.08	0.02	0.10
Adjusted EPS – basic and diluted[2]	(0.19)	(0.14)	(0.38)	(0.28)
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic and diluted	57,423,650	57,048,187	57,395,987	56,951,306

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Non-IFRS Expenditures

Adjustments for the three and six months ended June 30, 2018, were CHF 0.3 million and CHF 1.1 million, respectively. These were largely due to share based compensation expenses of CHF 0.7 million and CHF 1.3 million, respectively, predominantly related to the increase in awards since Q2 2017 which were incurring expenses for the full periods in 2018. Additionally, for the three and six months ended June 30, 2018, the Company recorded CHF 0.4 million and CHF 0.2 million in foreign currency gains on cash balances, respectively, compared to CHF 4.0 million and CHF 5.6 million in foreign currency losses on cash balances for the comparable periods in 2017, respectively.

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

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About AC Immune

AC Immune is a clinical-stage Swiss-based biopharmaceutical company, listed on Nasdaq, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in two Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Roche/Genentech. Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K, published on the company website.

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